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NORTHWESTERN CORPORATION
125 S. DAKOTA AVENUE, SUITE 1100
SIOUX FALLS, SOUTH DAKOTA 57104

July 15, 2005

Mr. David Mittelman
Mr. Matthew Benson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
NorthWestern Corporation

Amendment No. 1 to Registration Statement on Form S 3
Filed May 31, 2005, File No. 333-123450

Amendment No. 1 to Registration Statement on Form S 4
Filed May 31, 2005, File No. 333-123381

Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 1-10499

Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-10499

Dear Mr. Mittelman and Mr. Benson:

On behalf of NorthWestern Corporation, a Delaware corporation (the "Issuer"), the Issuer is submitting three copies of the Issuer's response to the Staff's comments conveyed in the Staff comment letter, dated June 14, 2005 (the "Comment Letter").

This letter is submitted along with three copies of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3 (the "S-3") for the registration under the Securities Act of 1933, as amended (the "Securities Act") of 16,795,561 shares of Common Stock of the Issuer and 1,643,013 Common Stock Purchase Warrants of the Issuer owned beneficially and of record by certain selling stockholders. All three copies of Pre-Effective Amendment No. 2 to the S-3 have been marked to show changes from Pre-Effective Amendment No. 1 to the S-3 filed with the Securities and Exchange Commission (the "Commission") on May 31, 2005. Pre-Effective Amendment No. 2 to the S-3 was transmitted for filing with the Commission via EDGAR on the date hereof.

The Issuer acknowledges that the disclosure in the S-3 is the responsibility of the Issuer. The Issuer acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the S-3 may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Issuer also represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing and the Issuer represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Issuer further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the S-3 effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosures in the S-3.

The Issuer respectfully requests that the S-3 be reviewed as expeditiously as possible so that it may commence the Exchange Offer.

Please direct any questions or comments regarding the foregoing to the undersigned at (202) 551-1284.

Very truly yours,

/s/ Thomas J. Knapp

Thomas J. Knapp
General Counsel of
NORTHWESTERN CORPORATION

NORTHWESTERN CORPORATION
REGISTRATION STATEMENT ON FORM S-3
REGISTRATION STATEMENT ON FORM S-4
ANNUAL REPORT ON FORM 10-K

Memorandum of NorthWestern Corporation's Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated June 14, 2005

The Staff's comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

REGISTRATION STATEMENT ON FORM S-3

Use of Proceeds, page 15

  1.
  We reissue comment 9 in our letter dated April 15, 2005. Please discuss the use of proceeds you will receive in connection with the exercise of warrants, for which the underlying shares are being offered for sale. The risk factor section must immediately follow the summary section of the prospectus. See Item 503(c) of Regulation S-K. Please relocate the information appearing under this caption further into the prospectus. The forepart of the prospectus should include only the cover page, summary, and risk factors sections.

NorthWestern has complied with this comment. Specifically, on the prospectus cover page, and on pages 4 and 16 of the prospectus, we have clarified the aggregate amount NorthWestern expects to receive upon exercise of the warrants. In the Use of Proceeds section of the prospectus, we have also confirmed our anticipated use of such proceeds; namely, that we intend to use such proceeds for general working capital purposes. We expect that any proceeds we receive upon exercise of the warrants will not be until some time in the future.

Selling Stockholders, page 15

  2.
  We reissue comment 10 in our letter dated April 15, 2005. Please include an entry in the table for the additional shares you are registering for issuance to future selling shareholders and include a footnote clarifying why you are unable to currently name the shareholders.

NorthWestern has complied with this comment by adding the following as a new penultimate sentence to the first paragraph in the Selling Stockholders section of the S-3 prospectus:

"Pursuant to section 7.5 of our Second Amended and Restated Plan or Reorganization, a disputed claims reserve was established, which currently holds 3,815,847 shares of undistributed common stock. The disputed claims reserve was established for the purpose of resolving disputed Class 9 unsecured claims. Any shares of common stock in the disputed claims reserve not distributed to allowed Class 9 claimholders, which we refer to as the unreleased stock, will be distributed to the selling stockholders and Class 9 claimants, pro rata, according to their respective allowed claims in our bankruptcy proceeding, following final resolution of all disputed Class 9 claims. At this time, we do not know if there will be any unreleased stock and if there is any unreleased stock, when it will be distributed, because of the pending claims resolutions process."

  3.
  We reissue comment 14 in our letter dated April 15, 2005. It remains unclear whether you have listed all persons who have voting or investment power of the securities being offered for sale. For example, the disclosure in footnote (4) to the table refers to live individuals who "may be deemed to beneficially own the shares" but these five individuals "disclaim beneficial ownership." Please clearly identify those natural persons who have beneficial ownership within the scope of Regulation 13D.We note that you are registering 3,900,000 additional shares of common stock that may be issued in the future to selling shareholders under your plan of reorganization. Please revise the selling shareholder table to reflect those additional shares.

NorthWestern has responded to this comment. Please see pages 16-19 of the prospectus.

Exhibit 5.1, Legality Opinion

  4.
  Please revise your legality opinion to clearly opine on the corporate laws of the jurisdiction of incorporation of the company.

Counsel has responded to this comment in its revised opinion attached as Exhibit 5.1 to the Registration Statement.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004

Item 7. Management's Discussion and Analysis, page 41

  5.
  We note your response to comment 25 in our letter dated April 15, 2005. Please revise to more clearly disclose the progress of your new policies, procedures, and control activities and fully discuss the material effect, if any, the deficiencies identified in your controls and procedures have on your operations.

During the second quarter of 2005, Northwestern's management and staff worked towards the elimination of the material weakness identified in the Form 10-K, by:

  •
  Reviewing and further developing its Energy Risk Management Policies which provide specific governance relating to:

  o
  Employees' roles, responsibilities and authorizations;

  o
  Market risk management (establishing authorized products, transactions, and markets, setting risk limits, and establishing monitoring procedures);

  o
  Credit risk management (establishing methodologies for the evaluation, assessment, measurement, monitoring, and reporting procedures related to counter party credit risk); and

  o
  Clarifying the specific segregated roles of front-, mid-, and back-office employees;

  •
  Improving its documentation of its energy procurement processes and control activities; and

  •
  Independent review of policies, procedures, and control activities by internal audit.

The enhanced policies, processes, and control activities has resulted in specific actions taken during the second quarter of 2005, including:

  •
  Reorganizing its energy procurement front-office to clarify employees roles and transactional responsibilities and better segregation of regulated and unregulated duties;

  •
  Developing an enhanced middle-office function to improve processes which independently confirm transactions and facilitate the creation and review of counter party credit reports, position reports, and other risk analyses;

  •
  Improving the communication of relevant contract and transactional information for financial reporting by increasing the depth and frequency of back-office accounting reviews;

  •
  Ensuring that long-term fixed price sales contracts are properly hedged; and

  •
  Not allowing speculative trading.

Specific 2005 milestones include:

  •
  Approval of amended policies and process documentation was completed June 7;

  •
  Testing of compliance with policies and internal controls over financial reporting to be completed by internal audit by June 30;

  •
  Progress update to the Audit Committee of the Board of Directors scheduled for July 13;

  •
  Remediation, as necessary, of findings from internal audit testing to be completed during the third quarter of 2005; and

  •
  Testing of compliance with policies and internal controls over financial reporting to be completed by our independent external auditors during the third quarter of 2005.

NorthWestern has amended its December 31, 2004 Form 10-K to include the disclosure above in Item 9A. NorthWestern expects to disclose in its Form 10-Q for the second quarter of 2005 that significant progress has been made as described above. However, NorthWestern will be unable to disclose the correction of the material weakness until sufficient testing is completed to provide the assurance that these key controls have been operating effectively for an adequate period of time. NorthWestern does not believe the identified deficiencies in internal controls and procedures have had a material effect on operations.

Consolidated Statements of Cash Flows, page F-7

  6.
  Please refer to comment 26 in our letter dated April 15, 2005. You state you will revise cash flows used in investing activities in future filings to reflect the purchase and sale of Auction Rate Securities. We assume you consider them to be available-for-sale securities as defined by paragraph 12.b of SFAS 115. If so, please explain your reasoning for available-for-sale classification. In doing so, tell us how these securities provided you cash for the 2004 quarters. Further, it is not clear whether the amounts of these securities fluctuated based on buying and selling or maturity and repurchase. If the latter, tell us whether these securities matured or you elected proceeds from re-auction. To the extent you are buying and selling or allowing your securities to be remarketed, please explain your basis for the proposed classification as cash flows from investing activities. Further, we note your assertion that an amendment to your March 31, 2005 Form 10-Q is unnecessary as the reclassification of Auction Rate Securities from cash and cash equivalents to current investments will have no impact on total current assets, total assets, working capital position, results of operations, financial covenants, cash flows from operating or financing activities, or equity. However, this reclassification materially impacts previously reported cash and current investments. To the extent quantitatively or qualitatively material, please amend your Form 10-Q to restate your balance sheet and statement of cash flows to reflect the reclassification.

NorthWestern has determined its investments in ARS should be classified as available-for-sale securities as defined by paragraph 12.b of SFAS 115 because ARS are not held to their contractual maturity dates and NorthWestern has not classified ARS as trading securities. In addition, the classification as available-for-sale is consistent with SFAS 115, paragraph 82 and the FASB's Q&A guidance on SFAS 115, question numbers 34 and 35. NorthWestern did not make a decision at acquisition to classify these securities as trading securities and trading securities are typically sold in a matter of hours or days for the intent of maximizing profits on short-term price swings. Sales by NorthWestern have been the election of proceeds from re-auction of ARS.

NorthWestern has amended its March 31, 2005 Form 10-Q to reflect auction rate securities as available for sale investments.

  7.
  Please refer to comment 27 in our letter dated April 15, 2005. We understand that cash held by Blue Dot is not included in NorthWestern's cash and cash equivalents. However, it remains unclear why dividends received from a consolidated affiliate should be shown as a cash flow from investing activities as opposed to some other treatment that is consistent with elimination of inter-company transactions. Please explain in detail why you believe it is appropriate to include dividends from a consolidated affiliate as cash flows from investing activities.

Prior to the receipt of the dividend from Blue Dot, Blue Dot's cash was not available to NorthWestern because of both contractual obligations (insurance and bonding requirements and other Blue Dot liabilities) and Delaware law obligations. Upon satisfaction of those factors, a dividend was declared and NorthWestern believes it was appropriate to reflect the dividend received from Blue Dot as an investing activity because the receipt of cash by NorthWestern does not represent an operating activity or a financing activity. However, after thorough consultation with its auditors, NorthWestern has changed the presentation in its amended December 31, 2004 Form 10-K/A to remove the $10 million dividend received from Blue Dot from cash flows provided by investing activities of continuing operations and net it with financing cash flows of discontinued operations. In addition the source of the cash was from previous sales of Blue Dot assets or locations, an investing activity.

  8.
  Please refer to comment 28 in our letter dated April 15, 2005. Tell us in further detail the type of transactions that comprise the line item investing cash flows for discontinued operations for each year presented in your response. Please note that proceeds from the sale or disposal of discontinued operations should be classified as an investing cash flow. We note your reference to footnote 10 to paragraph 26 of SFAS 95, which states, "Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required." However, this does not preclude you from properly classifying the proceeds from the sale of discontinued operations in investing activities. Rather, it only suggests that you are not required to separately identify those proceeds as relating to the sale of discontinued operations.

NorthWestern confirms to the Staff that Predecessor Company proceeds from the sale or disposal of discontinued operations are included in the line item "Investing cash flows of discontinued operations, net" included in our previous response. It is important to note that the proceeds from sale of Expanets assets and Blue Dot locations were received by the subsidiaries in discontinued operations and not by NorthWestern, therefore these proceeds were not included in NorthWestern's cash and cash equivalents. The cash was not available for NorthWestern operations. In the case of Blue Dot see our response to comment number 7. In the case of Expanets, it had filed for bankruptcy protection and we did not have the ability to transfer the cash to NorthWestern.

The further detail of this line item is as follows:

	Predecessor Company Period Ended:
	10/31/2004	12/31/2003	12/31/2002
Proceeds from sale of Expanets assets	17,500	50,800	—
Proceeds from sale of Blue Dot locations	14,978	31,756	1,300
Proceeds from sale of other subsidiaries	—	6,800	—
Property, plant and equipment additions	—	(3,469)	(20,043)
Proceeds from sale of investments	—	—	22,276
Proceeds from sale of property, plant and equipment	—	—	24,399
Acquisitions, net of cash acquired	—	—	(14,755)

	32,478	85,887	13,177

As discussed with the Staff on June 30, 2005, since the subsidiary in discontinued operations received the proceeds from the sale of assets or locations (and these proceeds were not reflected in NorthWestern's consolidated cash and cash equivalents), NorthWestern does not believe the receipt of these proceeds is indicative of a continuing operations investing cash flow in the consolidated statement of cash flows. Once the proceeds are transferred from the subsidiary to NorthWestern, these proceeds have been reflected as an investing activity (dividends from Blue Dot discussed in comment 7 above) in the consolidated statement of cash flows. NorthWestern has always been very transparent with the disclosure around our discontinued operations to reflect the amount of proceeds that NorthWestern ultimately anticipates receiving from the sale or liquidation of discontinued operations, which is the primary concern to our investors and which constitutes the true continuing operations investing cash flows of the parent company. NorthWestern investors discount the detailed information related to the discontinued operations and focus on what is relevant to them—the cash that NorthWestern will receive.

NorthWestern has amended its December 31, 2004 Form 10-K and March 31, 2005 Form 10-Q to separately present discontinued operating, investing, and financing cash flows.

  9.
  Please refer to comment 28 in our letter dated April 15, 2005. We note in your response the components of the change in net assets of discontinued operations. Please explain why the total represents the change in net assets of discontinued operations rather than cash flows provided by (used in) discontinued operations. Further, please explain why the sum of operating, investing, and financing cash flows of discontinued operations does not equal the increase (decrease) in cash held by discontinued operations.

The table provided in our previous response was meant to show the Staff the detail to reconcile to the change in net assets of discontinued operations as presented in NorthWestern's consolidated statements of cash flows of the 10-K. The reason the sum of operating, investing and financing cash flows of discontinued operations does not equal the increase (decrease) in cash held by discontinued operations is because this is not a stand-alone statement of cash flows of the discontinued operations, rather it is meant to reconcile to the change in net assets of discontinued operations included in NorthWestern's balance sheet.

NorthWestern has amended its December 31, 2004 Form 10-K and March 31, 2005 Form 10-Q to separately present discontinued operating, investing, and financing cash flows.

Note (3) Emergence from Bankruptcy and Fresh-Start Reporting, page F-12

  10.
  Please refer to comment 32 in our letter dated April 15, 2005. You disclose in the Form 10-K that reorganization value is $1.5 billion. However, based on review of the table provided in your response, it appears the court-approved enterprise value of $1.5 billion is not consistent with reorganization value as defined by SOP 90-7, which states that reorganization value "is viewed as the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring." We therefore expect reorganization value to equal $2.5 billion, or the assets of the reorganized balance sheet. As $1.5 billion appears to represent a court defined enterprise value rather than reorganization value, please revise your disclosure regarding reorganization value to reflect the accounting definition set forth in SOP 90-7. In doing so, you should disclose both reorganization value and enterprise value, including how these values are calculated. Please show us your revised disclosure in your response. Additionally, in calculating enterprise value, please explain why you subtracted cash and cash equivalents from long-term debt plus equity.

In calculating enterprise value, the reason cash and cash equivalents was subtracted from long-term debt plus equity was because it was anticipated that upon emergence, NorthWestern would use most of its cash to reduce debt.

NorthWestern amended its disclosure in its December 31, 2004 10-K to disclose reorganization value and enterprise value as follows (modifying the first two paragraphs under "Fresh-Start Reporting" in note 3 to the 2004 10-K/A as follows):

    To facilitate the calculation of the reorganization value of the Successor Company as set forth in SOP 90-7, we developed a set of financial projections and engaged an independent financial advisor to assist in the determination. The reorganization value was determined using various valuation methods including, (i) reviewing historical financial information (ii) comparing the company and its projected performance to the market values of comparable companies, (iii) performing industry precedent transaction analysis, and (iv) considering certain economic and industry information relevant to the operating business. While the discounted cash flow approach was one of the three approaches used by the independent financial advisor to determine reorganization value, it was not the sole method used in the determination. This use of multiple approaches is consistent with methods used to determine value in most purchase business combinations. A discount rate of 7% was used in the calculation.

    The independent financial advisor calculated NorthWestern's enterprise value, which represents the net equity value of NorthWestern to be distributed to creditors plus its long-term debt to be reinstated upon emergence from bankruptcy, net of cash on hand, to be within an approximate range of $1.415 billion to $1.585 billion. We selected the midpoint value of the range, $1.5 billion, as the enterprise value. This value is consistent with the Voting Creditors and Bankruptcy Court approval of our Plan. Under paragraph 09 of SOP 90-7, an entity's reorganization value "generally approximates fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring."

    NorthWestern's total asset value, which is a proxy for the "reorganization value" under SOP 90-7, is approximately $2.5 billion. The projected net distributable value to NorthWestern's creditors, as calculated by an independent financial advisor, was approximately $710 million. This reflects the "reorganization value" (or total asset value) of approximately $2.5 billion, less NorthWestern's indebtedness of approximately $1.8 billion (comprised of approximately $900 million of secured reinstated debt, approximately $300 million in current liabilities and approximately $600 million in other noncurrent liabilities).

  11.
  Please refer to comment 33 in our letter dated April 15, 2005. We understand you are allowed to recover original cost and an allowed rate of return on utility property, plant and equipment. We also believe that assets should be valued at their estimated fair values at the fresh-start date. Furthermore, paragraph 58 of SOP 90-7 gives credence to the notion that the reorganization value may be more representative of entity value than a non-distressed sale. As such, any excess reorganization value should represent the entity's ability to generate economic profits. We believe these profits should be minimal based on the adversarial negation process of bankruptcy. Based on your use of the rate of return to discount regulatory assets, at least as related to property, plant and equipment, additional excess reorganization value was created. We do not believe the regulatory rate of return represents the rate of return that was implicitly accepted by your allowed claimants. Given that regulated property, plant and equipment, although a tangible physical asset, in substance reflects a monetary cash flow from ratepayers, we believe the monetary cash flow should be discounted at a rate consistent with that used in determining reorganization value. To do otherwise would result in financial statements that are not representatively faithful to the underlying economics. You imply that Rule 5 02.13 of Regulation S X would not permit recording of an acquisition adjustment on plant. Please explain. Finally, although your valuation analysis considered approaches other than discounted cash flows, our experience is that net present valuation is the prime determinant of value in reorganization situations. Therefore it should be utilized in pushing the reorganization value down to the assets and liabilities of the bankrupt entity.

NorthWestern believes that assets and liabilities should be recognized based on the amounts recoverable through regulated rates, because neither NorthWestern nor any other entity can avoid utility regulation. While the discounted cash flow approach was one of the three approaches used by the independent financial advisor to determine reorganization value, it was not the sole method used in the determination. This use of multiple approaches is consistent with methods used to determine most purchase business combinations. The reorganization value was determined as the value of NorthWestern continuing to operate its remaining businesses rather than an accumulation of the fair values of the separate assets and liabilities. As a result, after the reorganization value was determined, NorthWestern then had to allocate the reorganization value or court-approved net enterprise value to individual assets and liabilities. The reorganization value considered the fact that the rate-regulated property remained subject to regulation in determining NorthWestern's enterprise value. Rule 5-02.13 of Regulation S-X states "Tangible and intangible utility plant of a public utility company shall be segregated so as to show separately the original cost, plant acquisition adjustments, and plant adjustments, as required by the system of accounts prescribed by the applicable regulatory authorities." The fair value of regulated property, plant and equipment assets, when discounted at the allowed rate of return, is considered the original cost less depreciation, as required by the system of accounts prescribed by the applicable regulatory authorities. This would also approximate the fair value to an independent third party in a non-distressed sale that upon purchasing the property would be subject to similar rate regulation over the operation of the property. Prior to the issuance of SFAS 141 and 142, utility acquisitions may have been accounted for by recording a plant acquisition adjustment as the accounting treatment was somewhat consistent with the treatment of goodwill because they were both amortized over long periods even though the plant acquisition adjustment amortization was rarely included as an allowable cost that could be recovered from ratepayers. Effective with SFAS 142, goodwill is no longer amortized and NorthWestern did not record a plant acquisition adjustment because SFAS 142, paragraphs D8.a and D8.b, amended FAS 71 paragraph 29 to limit the recording of a plant acquisition adjustment (regulatory asset) to amounts where the amortization of the regulatory asset would be recoverable as an allowable cost for rate-making purposes. The effect of this amendment of SFAS 71 was that former plant acquisition amounts that are not included as allowable costs for recovery from ratepayers would be recorded as goodwill and not amortized. NorthWestern did not receive regulatory approval to recover anything above (or less than) the original cost of property, plant and equipment, therefore no plant acquisition adjustment was recorded. NorthWestern believes this further supports recording rate-regulated property (as well as regulatory assets and long-term purchase obligations) at the book value recoverable for rate-making purposes.     NorthWestern believes discounting regulated property, plant and equipment assets at any rate other than our regulated rate of return would not represent an accurate fair value or be acceptable on a regulatory basis.

Note (18) Regulatory Assets and Liabilities, page F-41

  12.
  Please refer to comment 36 in our letter dated April 15, 2005. The last paragraph of your response indicates that competitive transition charges are recorded at the recoverable amount and that no effect has been given to the lack of a reasonable return. We concur that SFAS 71 does not permit deferred costs to be discounted to fair value upon incurrence of a regulatory asset. However, we do believe that discounting regulatory assets that do not earn a return to fair value when applying purchase or fresh-start accounting is necessary. Paragraphs 9 and 20 of SFAS 71 do not provide an exception to this requirement. Please tell us the estimated amount of adjustment required to discount your regulatory assets not earning a return to fair value and make the appropriate adjustment. If you believe this adjustment is not required, explain your position in detail.

NorthWestern believes that SFAS 71 does not permit discounting regulatory assets for purchase or fresh-start accounting as assets and liabilities in a regulated utility should be recognized based on the amounts that are recoverable through rates. Furthermore, paragraphs 9 and 20 of SFAS 71 do not provide an exception to this requirement for adjustments made in purchase or fresh-start accounting.

Note (21) Guarantees, Commitments and Contingencies

Qualifying Facilities Liability, page 45

  13.
  Please refer to comments 37 and 38 in our letter dated April 15, 2005. Please explain in detail how you determined FIN 39 does not apply to the qualifying facilities obligations. Further, please explain how paragraph 3 7(k) of SFAS 141 supports the set-off of amounts recoverable from customers against the unfavorable obligation to the qualifying facilities. Additionally, although your long term supply and purchase obligations may qualify for the normal purchases and sales exception, you are still required to record the fair value of those obligations when applying fresh-start accounting. Further, please note that we do not believe the implicit set-off of regulatory assets against fresh-start liabilities is consistent with GAAP. See SAB Topic 10:F, by close analogy, which states that "costs meeting the criteria of paragraph 9 of SFAS 71 should be presented on the balance sheet as an asset and should not be offset against the liability." It appears the costs incurred related to both your qualifying facilities obligation and long-term supply and purchase obligations should be recorded as a regulatory asset and should not be offset against the liability. Please explain in detail why your current accounting treatment is accepted practice in fresh-start or purchase accounting.

The QF liability is not an issue of setting off two contracts, but of valuing the unfavorable contract provisions that are in excess of recoverable amounts as determined by regulation. NorthWestern believes FIN 39 does not apply to the qualifying facilities obligations as FIN 39 defines when a right of setoff exists for conditional or exchange contracts in relation to a debtor's legal rights. NorthWestern has contracts with qualifying facilities that contain future purchase commitments. The qualifying facility liability included on NorthWestern's balance sheet represents only the out-of-market portion of its qualifying facilities contracts for these future purchase commitments. The portion of the obligation that was determined by NorthWestern's regulator to be at market, and therefore recoverable in rates, is being accounted for as an executory contract. As energy is procured under the contracts and delivered to customers, the cost of such energy supply is recorded as a receivable from customers, whereas the liability for such amounts purchased is recorded as a payable to the supplier. Neither the receivable from the customer nor the payable to the supplier are offset in NorthWestern's balance sheet. The reference to paragraph 37(k) of SFAS 141 is to provide explanation of how the fair value of the liability was determined at the fresh-start date. Paragraph 37(k) notes that in general guidance for determining the value of assets and liabilities assumed, for "other liabilities and commitments—Such as unfavorable leases, contracts and commitments...- at present value of amounts to be paid determined at appropriate current interest rates."

The fair value of long-term supply and purchase obligations is considered to be the amount that will be recoverable in rates from customers and similar to our response to comment 12 above, these commitments should not be discounted under the guidance of SFAS 71. NorthWestern reviewed various other filings of registrants with utility acquisitions since 2002 (Energy East Corporation, Piedmont Natural Gas Co Inc and AGL Resources Inc) and believes these registrants followed similar assumptions (see Appendix A for excerpts of applicable disclosures). Each registrant essentially disclosed that non-utility or unregulated assets were adjusted to fair value, but utility assets were recorded at book value in accordance with SFAS 71. NorthWestern also notes that if purchase commitments would have been recorded at fair value, the overall impact to the financial statements would have been immaterial and would have resulted in recording a regulatory asset or liability to offset the fair value adjustment attributable to purchase commitments, thus merely grossing up the balance sheet.

NorthWestern believes the treatment of the qualifying facilities liability and long-term supply and purchase obligations to be consistent with SAB Topic 10:F, as NorthWestern has recognized estimated probable losses on unfavorable contracts. No regulatory assets have been recorded yet, because as noted above, these contracts represent future commitments, not costs (liabilities) that have already been incurred.

Appendix A

Below are disclosure excerpts from other registrants related to their respective regulated utility acquisitions. NorthWestern has marked portions of these excerpts in bold and italics to identify concepts that closely correlate with NorthWestern's decision to carry regulated assets at book value. NorthWestern believes our responses to comments 11-13 reflect accounting decisions consistent with positions of other registrants with regulated operations.

Disclosure excerpt from Energy East Corporation 2003 Form 10-K

Note 4. Acquisition of RGS Energy Group

Due to the completion of the company's merger with RGS Energy on June 28, 2002, the company's consolidated financial statements include RGS Energy's results beginning with July 2002. RGS Energy did not push goodwill down to RG&E. As of December 31, 2002, $29 million of the purchase price for RGS Energy was allocated to intangible assets, based on an appraisal.

The following pro forma information for the company for the years ended December 31, 2002 and 2001, which is based on unaudited data, gives effect to the company's merger with RGS Energy as if it had been completed at the beginning of each period presented. This information does not reflect future revenues or cost savings that may result from the merger and is not indicative of actual results of operations had the merger occurred at the beginning of the periods presented or of results that may occur in the future.

Year Ended December 31	2002	2001
(Thousands, except per share amounts)
Operating revenues	$4,690,489	$5,290,279
Net income	$201,521	$262,741
Earnings per share of common stock, basic	$1.39	$1.82

Pro forma adjustments reflected in the amounts presented include: (1) adjusting RGS Energy's nonutility assets to fair value based on an independent appraisal, (2) adjusting depreciation and amortization of assets to the accounting base recognized in recording the combination, (3) elimination of amortization of goodwill, (4) amortization of other intangible assets with finite lives, (5) elimination of merger costs, (6) additional interest expense and preferred stock dividends due to the issuance of merger-related debt and securities, (7) adjustments for estimated tax effects of the above adjustments and (8) additional common shares issued in connection with the merger. The pro forma results include a loss of 19 cents per share for restructuring expenses and the writedown of CMP Group's investment in NEON Communications of 6 cents per share in 2002 and 39 cents per share in 2001. The pro forma results of operations for 2002 include the results of operations of RGS Energy for the six months ended June 30, 2002, as follows: Operating revenues—$681,571, Operating expenses—$615,851, Operating income—$65,720, Income before income taxes—$36,850, and Net income—$15,550.

Note 5. Goodwill and Other Intangible Assets

The company no longer amortizes goodwill effective January 1, 2002, and does not amortize intangible assets with indefinite lives (unamortized intangible assets). The company tests both goodwill and unamortized intangible assets for impairment at least annually. The company amortizes intangible assets with finite lives (amortized intangible assets) and reviews them for impairment. Annual impairment testing was completed and it was determined that there was no impairment of goodwill or unamortized intangible assets for the companies at September 30, 2003.

Changes in the carrying amount of goodwill, by operating segment, for the year ended December 31, 2003, are shown in the table below. The increase in goodwill related to excess earnings was recorded by RGS Energy. It resulted from the refund to customers of RG&E's excess earnings recorded prior to its acquisition by Energy East, as part of RG&E's 2002 electric and gas rate proceeding, which was a preacquisition contingency related to RG&E.

	Electric Delivery	Natural Gas Delivery	Other	Total
(Thousands)
Balance, January 1, 2003	$819,992	$677,952	$20,229	$1,518,173
Goodwill related to additional excess earnings	26,486	—	—	26,486
Goodwill related to businesses sold	—	—	(7,799)	(7,799)
Preacquisition income tax and other adjustments	(1,947)	(833)	(957)	(3,737)
Balance, December 31, 2003	$844,531	$677,119	$11,473	$1,533,123

Other Intangible Assets: The company's unamortized intangible assets had a carrying amount of $10 million at December 31, 2003, and primarily consisted of pension assets, and had a carrying amount of $17 million at December 31, 2002, and primarily consisted of trade names and pension assets. The company's amortized intangible assets had a gross carrying amount of $31 million at December 31, 2003, and $47 million at December 31, 2002, and primarily consisted of investments in pipelines and customer lists. The decreases in the carrying amounts of intangible assets in 2003 represent assets associated with businesses sold. Accumulated amortization was $12 million at December 31, 2003, and $15 million at December 31, 2002. Estimated amortization expense for intangible assets for the next five years is approximately $3 million for 2004, $2 million for 2005 and $1 million each year for 2006 through 2008.

Disclosure excerpt from Piedmont Natural Gas 2003 Form 10-K

2.     Acquisitions

        Effective at the close of business on September 30, 2003, we purchased for $417,500,000 in cash 100% of the common stock of NCNG from Progress Energy, Inc. (Progress). NCNG, a natural gas distributor, served approximately 176,000 customers in eastern North Carolina, including 57,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock was increased by the amount of NCNG's working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was $32,353,000. The preliminary working capital amount will be adjusted to actual under the terms of the purchase agreement in 2004. NCNG was merged into Piedmont immediately following the closing.

        We also purchased for $7,500,000 in cash Progress' equity interest in EasternNC. EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina that previously were not served with natural gas. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14,400,000.

        We funded the purchases with short-term debt of $445,266,000 under a commercial paper program which is discussed in Note 6. On December 19, 2003, we sold $200,000,000 of medium-term notes and redeemed a portion of the outstanding commercial paper with the net proceeds.

        We recorded the assets purchased at fair value, except for utility plant, franchises and consents and miscellaneous intangible property that were recorded at book value in accordance with Statement 71. Goodwill of $42,150,000 for NCNG and $1,139,000 for EasternNC was recorded in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (Statement 142), and will be subject to impairment analysis in future periods. Substantially all of the goodwill is expected to be deductible for tax purposes. All goodwill was assigned to the utility segment.

        The following table summarizes the preliminary purchase price allocation of assets acquired and liabilities assumed as of September 30, 2003.

In thousands	NCNG	EasternNC	Total
Utility plant, net	$381,567	$8,952	$390,519
Investments, at equity	5,450	—	5,450
Current assets	60,203	7,723	67,926
Goodwill	42,150	1,139	43,289
Minority interest	—	1,348	1,348
Non-current assets	2,603	—	2,603
Total assets acquired	491,973	19,162	511,135
Current liabilities	(32,879)	(11,646)	(44,525)
Non-current liabilities	(11,251)	(16)	(11,267)

Net assets acquired	$447,843	$7,500	$455,343

Excerpt from AGL Resources 2004 Form 10-K

Critical Accounting PoliciesPurchase Price Allocation

During 2004, we completed two significant acquisitions, Jefferson Island and NUI. We purchased Jefferson Island for an adjusted price of $90 million, which included approximately $9 million of working gas inventory. We purchased NUI for $225 million in cash plus the assumption of NUI's outstanding net debt. At closing, NUI had $709 million in debt and approximately $109 million of cash on its balance sheet, bringing the net value of the transaction to approximately $825 million.

In accordance with SFAS No. 141, "Business Combinations" (SFAS 141), the purchase price of Jefferson Island and NUI should be allocated to the various assets and liabilities acquired at their estimated fair value. Estimating fair values can be complex and can require significant applications of judgment. It most commonly affects nonregulated property, plant and equipment, nonregulated assets and liabilities, and intangible assets, including those with indefinite lives. Our evaluation of NUI's identifiable assets acquired and liabilities assumed is a preliminary valuation based on currently available information and is subject to final adjustments. The valuations are considered preliminary since they are based on limited information available to management and independent appraisers. Generally, we have, if necessary, up to one year from the acquisition date to finalize the purchase price allocation. Any changes in estimates used in the allocation of the purchase price that are made after the one-year-look back period would be recognized in earnings during the period in which the change in estimate is made.

We expect to record goodwill associated with the acquisitions of Jefferson Island and NUI that will be required to be tested for impairment at least annually in accordance with the requirements of SFAS 142. The goodwill associated with the acquisition of NUI is expected to be allocated to our distribution operations segment. Based on our annual assessment at December 31, 2004, no impairment of goodwill is indicated, and our calculation indicates that the estimated fair value of this segment exceeds the carrying value, including goodwill, by a significant amount. For more information on our methodology used to test goodwill for impairment, see Note 1.

QuickLinks

NORTHWESTERN CORPORATION REGISTRATION STATEMENT ON FORM S-3 REGISTRATION STATEMENT ON FORM S-4 ANNUAL REPORT ON FORM 10-K
REGISTRATION STATEMENT ON FORM S-3
ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004
Appendix A